Exhibit 12.1

Pennsylvania Real Estate Investment Trust

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	For the Six Months Ended June 30,	For the Year Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008	2007

Income (loss) from continuing operations before allocation to noncontrolling interests and income from investments in unconsolidated joint ventures	$(26,762)	$(100,570)	$(84,064)	$(113,969)	$(27,643)	$8,771

Plus fixed charges:
Interest expense (including amortization of finance charges)	63,464	132,256	142,730	131,236	114,228	100,188
Capitalized interest	1,105	2,087	2,584	5,613	15,968	16,259
Interest within rental expense	578	1,194	1,265	1,324	1,345	1,386

Total Fixed Charges	65,147	135,537	146,579	138,173	131,541	117,833

Preferred dividends	1,845	—	—	—	—	7,941

Total Fixed Charges and Preferred Dividends	66,992	135,537	146,579	138,173	131,541	125,774

Plus amortization of capitalized interest	1,075	1,956	1,787	1,528	724	315

Plus distributed income of investments in unconsolidated joint ventures	5,448	9,636	15,870	15,211	10,941	8,985

Less capitalized interest	(1,105)	(2,087)	(2,584)	(5,613)	(15,968)	(16,259)

Less preferred dividends	(1,845)	—	—	—	—	(7,941)

Total Earnings	$43,803	$44,472	$77,588	$35,330	$99,595	$119,645

Ratio of Earnings to Fixed Charges	0.67	0.33	0.53	0.26	0.76	1.02

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	0.65	0.33	0.53	0.26	0.76	0.95